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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tullett Prebon Financial Services LLC

We have reviewed management's statements, included in the accompanying Tullett Prebon Financial Services LLC's Exemption Report (the "Exemption Report") in which Tullett Prebon Financial Services LLC (the "Company") stated that the Company met the identified circumstances throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statement that the Company met the identified circumstances, as defined in the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 29, 2016